Exhibit 99.1

NMG, Panasonic Energy and Mitsui Announce Offtake and Strategic Partnership Supporting the Supply of Active Anode Material plus US$50 Million Private Placement by Mitsui, Pallinghurst and Investissement Québec

+ Framework agreement between NMG, Panasonic Energy and Mitsui for the development and further commercialization of NMG’s integrated anode material operations in Québec, Canada

+ Signed memorandum of understanding to confirm intentions for a multi-year offtake agreement between NMG and Panasonic Energy for a significant portion of NMG’s active anode material out of NMG’s fully integrated “ore-to-anode-material” facilities

+ A total investment of US$50 million from Mitsui, Pallinghurst and Investissement Québec will support the next operational milestones for the project financing activities on both the Matawinie Mine and the Bécancour Battery Material Plant

+ Shareholders and analysts are invited to attend an Investor Briefing on Thursday, October 20 at 10:30 a.m. ET hosted by NMG’s Management Team via webcast: https://us06web.zoom.us/webinar/register/WN_LxVC2YirS8izfF7UIneVzg

MONTRÉAL--(BUSINESS WIRE)--October 20, 2022--Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX.V: NOU), Mitsui & Co., LTD (“Mitsui”) (TYO: 8031) and Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752), have entered into a Framework Agreement establishing the terms of the commercial relationship between the parties to enable the next development steps of NMG’s ore-to-battery-market integrated graphite project in Québec, Canada. NMG will use the proceeds of the abovementioned investment to work in the upcoming months on optimizing the feasibility study on NMG’s Phase-2 Commercial integrated operations, which is available on SEDAR and EDGAR, based on the memorandum of understanding for the contemplated offtake agreement.

Kazuo Tadanobu, President & CEO of Panasonic Energy, commented: “We are very pleased to be participating in this strategic partnership with NMG, which will allow us to explore the possibility of establishing an environmentally friendly supply chain in North America through a completely new integrated anode production in Canada. As a manufacturer of EV lithium-ion batteries with the largest share of the North American market, given our leading technology and depth of experience, we aim to continue driving the growth of the industry and accelerating toward a decarbonized society.”

Hiroshi Kakiuchi, Managing Officer of Mitsui, added: “We are very excited to be working with NMG and participating in their mission to establish a stable lithium-ion battery supply chain for electric vehicles in North America and contribute to the realization of a low-carbon society. In particular, we are inspired by Eric Desaulniers’ vision to take on the unprecedented challenge of establishing the whole process of anode material production, from mining to manufacturing, which is to be completed in North America in an environmentally friendly way.”

Arne H Frandsen, Chair of NMG, said: “NMG is committed to delivering the highest quality anode material, exclusively mined and produced in North America. The partnership with Panasonic Energy and Mitsui – two blue-chip leaders of the industry – should further secure our leading position in the battery materials space. More than ever, we will continue to vigorously increase our relevance in the North American market, benefitting from U.S. and Canadian legislation supporting locally produced batteries.”

Eric Desaulniers, Founder, President, and CEO of NMG, reacted: “I am delighted to embark on this transformative partnership with experienced and industry-leading partners Mitsui and Panasonic Energy. It is set to provide NMG with a solid commercial foundation for deploying our Phase-2 Commercial operations. Their participation is a testament to our sound business model and a lever at this pivotal time to advance our business plan towards establishing what is projected to become North America’s largest fully integrated natural graphite production.”

Andrew Willis, Co-Chief Executive of The Pallinghurst Group, remarked: “We are proud at Pallinghurst to have worked with NMG in reaching this critical milestone. The Company’s commercial model and strong ESG credentials are extremely attractive; we are reiterating our confidence by reinvesting in NMG’s growth. We are excited for the next chapter as NMG positions itself as a preferred integrated graphite supplier for the Western battery and EV market.”

Guy Leblanc, CEO of Investissement Québec, noted: “This investment reflects our commitment to establishing Québec as a leading North American hub for lithium-ion batteries. Nouveau Monde Graphite is clearly a key player in this sector and will contribute enormously to the province's energy transition. Investissement Québec is proud to have supported them in their growth from the outset and in this new phase of their development.”

Memorandum of Understanding on Offtake Agreement

The strategic transaction comprises a non-binding memorandum of understanding on an offtake by Panasonic Energy of a significant portion of NMG’s green active anode material out of the Company’s integrated Phase-2 Commercial production facilities over a multi-year term. While there can be no assurance that a final offtake agreement with Panasonic Energy will be completed, NMG and Panasonic Energy will work together in the upcoming months to establish a definitive offtake agreement.

Convertible Notes

NMG is also pleased to announce that it has entered into unsecured convertible note subscription agreements with each of Mitsui, Pallinghurst and Investissement Québec pursuant to which NMG has agreed to issue to each holder an unsecured convertible note (the “Convertible Notes”), for aggregate gross proceeds of US$50 million (the “Private Placement”). In connection with the Private Placement, Mitsui will subscribe for US$25 million in Convertible Notes, while Pallinghurst and Investissement Québec will each subscribe for US$12.5 million.

The Convertible Notes will mature 36 months from the date of issuance (the “Maturity Date”) and shall bear interest at the higher of 6% per annum and the 90-day average term SOFR (secured overnight financing rate) plus 4% per annum. Interest will be payable either quarterly in cash on the last business day of each quarter commencing on December 31, 2022, or NMG may elect to capitalize interest and settle in fully paid common shares of NMG (“Common Shares”), subject to TSX Venture Exchange (the “Exchange”) approvals. Should NMG elect to settle interest in Common Shares, settlement will be at market price (as defined in the Exchange policies) determined at the quarter end on which such interest became payable.

All or a portion of the principal amount of the Convertible Notes will be convertible at the election of the holder thereof into units of NMG (a “Convertible Note Unit”) at a price of US$5.00 per Convertible Note Unit at any time until the Maturity Date. Each Convertible Note Unit will be comprised of one (1) Common Share and one (1) common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share at a price of US$5.70 per Common Share for a period of 24 months from the date of issuance thereof.

The Convertible Notes (and the Common Shares and Warrants issuable upon conversion of the Convertible Notes, if issued before that period) are subject to a hold period of 4 months and one day in accordance with relevant regulatory and stock exchange policies.

Closing of the Convertible Notes transaction is expected to occur on or about November 9, 2022, and is subject to certain customary closing conditions, including obtaining final regulatory approvals.

Letter Agreements and Investment Agreements

Pursuant to Letter Agreements and/or Investment Agreements, Pallinghurst, Mitsui and Investissement Québec will be granted certain rights relating to each party’s investment in NMG. These include certain nomination and anti-dilution rights, and, for Pallinghurst and Mitsui, certain marketing rights for future sales of NMG’s active anode material.

Framework Agreement

As part of the transaction, a Framework Agreement was signed by NMG, Mitsui and Panasonic Energy that defines the role and responsibilities of the parties in the coming months, including optimization of the feasibility study and other important project-related operational milestones. NMG plans to use the proceeds from the investment to support the finalization of the design, operation, marketing, and corporate parameters of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant. The intention is to proceed with project financing and the final investment decision (“FID”) on both the Matawinie Mine and Bécancour Battery Material Plant once that optimization phase is completed and all operational variables are well understood. Based on information available today, NMG anticipates a 28-month construction period following FID to bring its operations to commercial production. The Framework Agreement and the Side Letter Agreements/Investment Agreements shall become effective at closing.

Related Party Disclosure

Investissement Québec and Pallinghurst are insiders of the Company and their participation in the Private Placement and the Investment Agreements and the Letter Agreement constitutes a “related party transaction” within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (the “Regulation 61-101”) and the TSX Venture Exchange Policy 5.9 - Protection of Minority Security Holders in Special Transactions. However, upon receiving confirmation from management of the Corporation and legal counsel that the exemptions from formal valuation and minority approval requirements provided for respectively under subsections 5.5(a) and 5.7(1)(a) of Regulation 61‑101 can be relied on as neither the fair market value of the securities issued in favour of related parties nor the fair market value of the consideration paid for these securities exceed 25% of the Company's market capitalization, the directors of the Company who had the right to vote have unanimously supported the issuance of the Convertible Notes and the signature of the Investment Agreements and the Letter Agreement.

A material change report in respect of those related party transactions will be filed by the Company but could not be filed earlier than 21 days prior to the closing of the Private Placement due to the fact that the Private Placement was conditional to the signatures of all the abovementioned agreements and that this abbreviated period is reasonable and necessary in the circumstances as the Company wishes to complete these transactions in a timely manner.

NMG’s Active Anode Material

The offtake and strategic partnership covers NMG’s fully integrated operations with a special interest in the Company’s anode active material which has demonstrated industry-leading environmental footprint in a recent life cycle assessment. NMG’s planned all-electric operations powered by renewable energy combined with clean processing technologies are set to generate advanced materials with an exceptionally low climate change impact, in line with global decarbonization efforts.

Complementary Information

NMG shareholders and analysts are invited to attend a webcast Investor Briefing on Thursday, October 20, 2022, at 10:30 a.m. ET. Hosted by President and CEO Eric Desaulniers with the participation of NMG’s Management Team, the briefing will entail a technical presentation followed by a question-and-answer session. Registration should be completed prior to the start of the briefing at: https://us06web.zoom.us/webinar/register/WN_LxVC2YirS8izfF7UIneVzg.

An interview with Eric Desaulniers shot at NMG’s Phase-1 plant is also available for viewing here: https://youtu.be/5SVPI4mQLMA. Members of the media may download high-resolution files at https://we.tl/t-TNJhUOdR6D and make additional interview or information requests via Julie Paquet, Vice President, Communications & ESG Strategy at NMG.

About Panasonic Energy

Panasonic Energy established in April 2022 as part of the Panasonic Group's switch to an operating company system, provides innovative battery technology-based products and solutions globally. Through its automotive lithium-ion batteries, storage battery systems and dry batteries, the company brings safe, reliable, and convenient power to a broad range of business areas, from mobility and social infrastructure to medical and consumer products. Panasonic Energy is committed to contributing to a society that realizes happiness and environmental sustainability, and through its business activities the company aims to address societal issues while taking the lead on environmental initiatives. For more details, please visit www.Panasonic.com/global/energy

About Mitsui

Mitsui & Co., Ltd. (TYO: 8031.JP) is a global trading and investment company with a diversified business portfolio that spans approximately 63 countries in Asia, Europe, North, Central & South America, The Middle East, Africa and Oceania.

Mitsui has about 5,500 employees and deploys talent around the globe to identify, develop, and grow businesses in collaboration with a global network of trusted partners. Mitsui has built a strong and diverse core business portfolio covering the Mineral and Metal Resources, Energy, Machinery and Infrastructure, and Chemicals industries.

Leveraging its strengths, Mitsui has further diversified beyond its core profit pillars to create multifaceted value in new areas, including innovative Energy Solutions, Healthcare & Nutrition and through a strategic focus on high-growth Asian markets. This strategy aims to derive growth opportunities by harnessing some of the world’s main mega-trends: sustainability, health & wellness, digitalization and the growing power of the consumer.

Mitsui has a long heritage in Asia, where it has established a diverse and strategic portfolio of businesses and partners that gives it a strong differentiating edge, provides exceptional access for all global partners to the world’s fastest growing region and strengthens its international portfolio.

For more information on Mitsui & Co’s businesses visit, www.Mitsui.com

About Nouveau Monde Graphite

NMG is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Subscribe to our news feed: https://NMG.com/investors/#news

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the timeline of the initiatives described in this press release, the entering into a definitive offtake agreement, the closing of transactions described in this press release, the results of the optimized feasibility study, the intended production of eco-friendly advanced materials, the Company’s commitments and initiatives outlined in the press release, the intended results of the initiatives described in this press release, the positive impact of the foregoing on project economics, the Company’s objective to be North America’s largest fully integrated natural graphite production, the Company’s relationship with its stakeholders, market trends and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com